Filed Pursuant to Rule 424(b)(5)

Registration Statement No. 333-217042

Supplement dated December 27, 2019

To Prospectus Supplement dated April 13, 2017

(To Prospectus dated April 12, 2017)

Up to $30,000,000 of Shares

Common Stock

This supplement (this “Supplement”) supplements the prospectus supplement, dated April 13, 2017 (the “Prospectus Supplement”), relating to the offer and sale of shares of common stock, par value $0.001 per share, of Gladstone Land Corporation. (the “Company”) from time to time through the sales agents named therein or directly to the sales agents, acting as principals. Sales of our common stock, if any, pursuant to this Supplement and the Prospectus Supplement will be made in sales deemed to be “at the market offerings” as defined in Rule 415 under the Securities Act of 1933, as amended. Under the terms of the Sales Agreements, we also may sell shares to a Sales Agent as a principal for its own account at a price agreed upon at the time of sale. This Supplement should be read in conjunction with the Prospectus Supplement. Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Prospectus Supplement.

This Supplement is being filed to reflect the execution of the equity distribution agreement (the “Virtu Sales Agreement”) by and among the Company and Virtu Americas LLC (“Virtu”) to include Virtu as an additional sales agent in our previously announced at-the-market offering program. Accordingly, each reference to the term “Sales Agent” or “Sales Agents” in the Prospectus Supplement is hereby amended to include Virtu and each reference to the term “Sales Agreements” is hereby amended to also include the Virtu Sales Agreement. As of the date of this Supplement, we have sold 1,792,733 shares of our common stock under the Sales Agreements for gross proceeds of approximately $22.9 million, leaving approximately $7.1 million available to be offered by this Supplement, the Prospectus Supplement and the accompanying prospectus. On December 24, 2019, the last reported sale price of our common stock on Nasdaq was $12.86 per share.

Virtu will receive from us a commission of up to 3.0% of the gross proceeds of any shares sold through it pursuant to this Supplement. Other than the name of the agent and amount of the potential commission, the Sales Agreements are substantially similar in all material respects. The Sales Agents will use their commercially reasonable efforts to place on our behalf any shares to be offered by us under the Sales Agreements. In connection with the sale of common stock on our behalf, each Sales Agent will be deemed to be an “underwriter” within the meaning of the Securities Act, and the compensation of the Sales Agents will be deemed to be underwriting commissions or discounts. There is no specific date on which this offering will end; there are no minimum purchase requirements; and there are no arrangements for funds to be received in any escrow, trust or similar arrangement.

Investing in shares of our common stock involves substantial risks that are described in the “Risk Factors” sections beginning on page S-5 of the Prospectus Supplement, on page 5 of the accompanying prospectus and discussed in our most recent Annual Report on Form 10-K, our Quarterly Reports on Form 10-Q and other reports and information that we file from time to time with the Securities and Exchange Commission, or the SEC, which are incorporated by reference into this prospectus supplement and the accompanying prospectus.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Ladenburg Thalmann

The date of this supplement is December 27, 2019